 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY (1) A PERSON CLOSELY ASSOCIATED TO A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES AND (2) A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIME

August 2, 2021

Royal Dutch Shell plc (the “Company”) announces that the following transactions in respect of the Company’s B ordinary shares (“RDSB Shares”) occurred on July 30, 2021:

  the estate of the late Mr Hugh Mackenzie, of which Sir Andrew Mackenzie, a Person Discharging Managerial Responsibilities (“PDMR”), is an executor, transferred 631 RDSB Shares to the beneficiaries of the estate: and as a beneficiary of the estate of the late Mr Hugh Mackenzie, Sir Andrew Mackenzie received 126 of the aforementioned 631 RDSB Shares, as inheritance.
1. Details of the person discharging managerial responsibilities/person closely associated
Name	Estate of Mr Hugh Mackenzie
2. Reason for the notification
Position/status	This notification concerns a person closely associated with a PDMR: Sir Andrew Mackenzie, Chair and Non-executive Director
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	B Ordinary shares
Identification Code	GB00B03MM408
Nature of the transaction	Disposal of shares
Currency	GBP
Price	N/A – transfer from estate
Volume	631
Total	N/A
Aggregated information Volume Price Total	631 N/A N/A
Date of transaction	July 30, 2021
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Andrew
Last Name(s)	Mackenzie
2. Reason for the notification
Position/status	Chair and Non-executive Director
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	B Ordinary shares
Identification Code	GB00B03MM408
Nature of the transaction	Acquisition of shares by way of inheritance
Currency	GBP
Price	N/A – transfer from estate
Volume	126
Total	N/A
Aggregated information Volume Price Total	126 N/A N/A
Date of transaction	July 30, 2021
Place of transaction	London

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: August 4, 2021	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary